UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

OCEANFREIGHT INC..
(Name of Issuer)
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COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
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Y64202 115
(CUSIP Number)
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Antonis Kandylidis
c/o OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece
011 30-210-614 0283

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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August 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y64202 115	13D

1	NAMES OF REPORTING PERSONS Antonis Kandylidis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hellenic Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Basset Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Steel Wheel Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Haywood Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

The purpose of this Amendment No. 7 is to report changes to Item 4 and Item 5 as a result of a Purchase and Sale Agreement entered into by certain Reporting Persons and described in Item 6.

Item 1. Security and Issuer

The name of the issuer is OceanFreight Inc., a Marshall Islands corporation (the “Issuer”).  The address of the Issuer's principal executive offices is 80 Kifissias Avenue, GR - 151 25 Amaroussion, Athens, Greece.  This Schedule 13D/A relates to shares of the Issuer’s common stock, par value $0.01 per share (the “Shares”).

Item 2. Identity and Background

(a-c) This Amendment No. 7 to Schedule 13D is being filed by Basset Holdings Inc., a Marshall Islands corporation ("Basset"), Steel Wheel Investments Limited, a Marshall Islands corporation ("Steel Wheel"), Haywood Finance Limited, a Marshall Islands corporation ("Haywood"), and Mr. Antonis Kandylidis ("Mr. Kandylidis" and together with Basset, Steel Wheel and Haywood collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is:

c/o OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece

The principal business of Basset, Steel Wheel and Haywood is to serve as private investment vehicles. The principal occupation of Mr. Kandylidis is to serve as the Chief Executive Officer and a Director of the Issuer.

Basset, Steel Wheel and Haywood are wholly-owned by Mr. Kandylidis. Mr. Kandylidis is responsible for making investment decisions with respect to Basset, Steel Wheel and Haywood and, as a result, Mr. Kandylidis may be deemed to control such entities. Accordingly, Mr. Kandylidis may be deemed to have a beneficial interest in the Shares held by Basset, Steel Wheel and Haywood by virtue of his indirect control of those entities' power to vote and/or dispose of the Shares. Mr. Kandylidis disclaims beneficial ownership of the Shares except to the extent of his respective pecuniary interest, if any, therein.

Mr. Ioannis Cleanthous is the sole director of both Basset and Steel Wheel.  Basset and Steel Wheel do not have any executive officers.  Mr. Cleanthous' principal business address is c/o Savvas D. Georghiades Law Office, Tribune House, 10, Skopa Street, CY-1075 Nicosia, P.O. Box 24736, Nicosia CY-1303.  Mr. Cleanthous is a citizen of Cyprus.

Mare Services Limited, a Malta company ("Mare"), serves as the Secretary of Haywood and Dr. Adriano Cefai ("Dr. Cefai") serves as the President and Treasurer of Haywood.  The principal business address of Mare and Dr. Cefai are 5/1 Merchants Street, Valletta, Malta and 5/2 Merchants Street, Valletta, Malta, respectively. Dr. Cefai is a citizen of Malta.

           (d), (e)  None of the persons named in this Item 2, including the Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The citizenship of each Reporting Person is as follows:

Basset: Marshall Islands corporation;

Steel Wheel: Marshall Islands corporation;

Haywood: Marshall Islands corporation; and

Mr. Kandylidis: Citizen of the Hellenic Republic.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to include the following:

On July 26, 2011, concurrently with the execution of the Merger Agreement (as defined in Item 6 below), Basset, Steel Wheel and Haywood (collectively, the “Selling Stockholders”), entered into a Purchase and Sale Agreement with the Issuer and DryShips dated as of July 26, 2011 (the “Purchase Agreement”) with respect to the 3,000,856 Shares beneficially owned by the Selling Stockholders (the “Purchased Shares”).

On August 24, 2011, pursuant to the Purchase Agreement, DryShips purchased and the Selling Stockholders sold to DryShips the Purchased Shares for consideration per Purchased Share of (x) U.S. $11.25 in cash plus (y) .52326 shares of the common stock of Ocean Rig UDW Inc. (“Ocean Rig”), a global provider of offshore ultra deepwater drilling services that is 78% owned by DryShips, with cash paid in lieu of fractional shares.  The shares of Ocean Rig common stock received by the Selling Stockholders from DryShips are subject to certain restrictions on their transfer, including a prohibition on their resale for a period of six months after the closing of the Purchase Agreement.

As a result of the purchase by DryShips and sale by the Selling Stockholders of the Purchased Shares, the Selling Stockholders, who beneficially owned 3,000,856 Shares prior to August 24, 2011, no longer own any Shares.

Item 5. Interest in Securities of the Issuer

(a)  As of the date of this Amendment No. 7 to Schedule 13D, the Reporting Persons beneficially own 0 Shares.

(b)  Not applicable.

(c)  On August 24, 2011, pursuant to the Purchase Agreement, 3,000,856 Shares were purchased by DryShips and sold by the Seller Stockholders for consideration per Share of (x)

U.S. $11.25 in cash plus (y) .52326 shares of the common stock of Ocean Rig, with cash paid in lieu of fractional shares.

(d)  Not applicable.

(e)  August 24, 2011.

Item 6.  Contracts,  Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 relating to the Purchase Agreement is incorporated herein by reference.

On July 26, 2011 DryShips, Pelican Stockholdings Inc. (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger dated July 26, 2011 (the “Merger Agreement”) pursuant to which Merger Sub will merge (the “Merger”) with and into the Issuer, the Issuer will become a wholly owned subsidiary of DryShips, and each outstanding Share, other than any Shares owned by the Issuer, DryShips, Merger Sub or any other direct or indirect wholly owned subsidiary of the Issuer or of DryShips or any shareholders who are entitled to and who properly exercise dissenter’s rights under Marshall Islands law, will be cancelled and converted into the right to receive consideration (x) $11.25 in cash plus (y) 0.52326 Ocean Rig Shares, with cash paid in lieu of fractional shares (the “Merger Consideration”).

Under the terms of the Merger Agreement, the Ocean Rig Shares to be received by the shareholders of the Issuer from DryShips must be listed on the Nasdaq Capital Market (“Nasdaq”) as of the effective time of the Merger.  In the event that DryShips fails to cause the Ocean Rig Shares to be listed on Nasdaq on or prior to January 26, 2012, DryShips will be required to substitute cash consideration of $11.25 per Share for the Ocean Rig Shares that would have been delivered by DryShips to the Issuer’s shareholders upon consummation of the Merger and the Merger Consideration will be converted into $22.50 in cash per Share.  In the event the Merger Consideration is converted into $22.50 in cash, the Selling Stockholders shall have the option to sell the Ocean Rig Shares they have received pursuant to the Purchase Agreement to DryShips at a price of $11.25 for each 0.52326 Ocean Rig Shares held by such Selling Stockholders, and DryShips shall have an option to acquire such Ocean Rig Shares from the Selling Stockholders for the same price.

The Merger is subject to the satisfaction of certain closing conditions and regulatory approvals, including the approval of the holders of a majority of the Shares at a meeting of the shareholders of the Issuer.  As of August 24, 2011, DryShips owns sufficient Shares to ensure that the Merger will be approved at the Issuer’s shareholder meeting.  The Merger Agreement contains certain termination rights for DryShips and the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement between the Reporting Persons
Exhibit B:
Agreement and Plan of Merger by and among OceanFreight, DryShips, and Merger Sub dated as of July 26, 2011 (Filed as Exhibit 3 of the Issuer’s Current Report on Form 6-K, dated July 26, 2011 and incorporated herein by reference).

Exhibit C:
Purchase and Sale Agreement by and among Basset, Steel Wheel, Haywood, OceanFreight, and DryShips dated as of July 26, 2011 (Filed as Exhibit 2 of the Issuer’s Current Report on Form 6-K, dated July 26, 2011 and incorporated herein by reference).

[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Antonis Kandylidis
Antonis Kandylidis

BASSET HOLDINGS INC.

	By:	/s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

STEEL WHEEL INVESTMENTS LIMITED

	By:	/s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

HAYWOOD FINANCE LIMITED

	By:	/s/ Dr. Adriano Cefai
Name: Dr. Adriano Cefai
Title: President and Treasurer

Dated: August 24, 2011

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of OceanFreight Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

[Signature Page Follows]

[SCHEDULE 13D JOINT FILING AGREEMENT SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Antonis Kandylidis
Antonis Kandylidis

BASSET HOLDINGS INC.

	By:	/s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

STEEL WHEEL INVESTMENTS LIMITED

	By:	/s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

HAYWOOD FINANCE LIMITED

	By:	/s/ Dr. Adriano Cefai
Name: Dr. Adriano Cefai
Title: President and Treasurer

Dated: August 24, 2011